As filed with the Securities and Exchange Commission on March 23, 1998
                                                  Registration No. 333-________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------
                                   FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                              ------------------
                         IWERKS ENTERTAINMENT, INC.
              (Exact Name of Registrant as Specified in Its Charter)
DELAWARE                                                         95-4439361
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                            Identification No.)

      4540 WEST VALERIO STREET, BURBANK, CALIFORNIA 91505 (818) 841-7766 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                of Registrant's Principal Executive Offices)
                              ------------------

                              CHARLES GOLDWATER
                         IWERKS ENTERTAINMENT, INC.
                          4540 WEST VALERIO STREET
                          BURBANK, CALIFORNIA 91505
                               (818) 841-7766
            (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code, of Agent For Service)
                              ------------------
                                 Copies to:
                      C.N. FRANKLIN REDDICK III, ESQ.
                          JULIE M. KAUFER, ESQ.
                  TROOP MEISINGER STEUBER & PASICH, LLP
                         10940 WILSHIRE BOULEVARD
                      LOS ANGELES, CALIFORNIA 90024
                             (310) 824-7000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering.
[  ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
==============================================================================
                                     Proposed     Proposed
                                     Maximum      Maximum
Title of Shares    Amount to Be     Aggregate     Aggregate        Amount Of
To Be Registered    Registered      Price Per     Offering       Registration
                                    Unit(1)       Price (1)          Fee
------------------------------------------------------------------------------
Common Stock         299,101         $3.06          $915,249.06    $295.00
==============================================================================
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices of Registrant's Common Stock reported on the Nasdaq Stock Market's National Market on March 18, 1998.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          IWERKS ENTERTAINMENT, INC.
                            CROSS-REFERENCE SHEET

FORM S-3 ITEM                               SECTION IN PROSPECTUS
-----------------------------------  ---------------------------------------
1.   Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus        Facing Page; this Cross-Reference Sheet;
                                     Outside Front Cover Page of Prospectus
2.   Inside Front and Outside Back
     Cover Pages of Prospectus       Inside Front and Outside Back Cover Pages
                                     of Prospectus; Incorporation of Certain
                                     Documents by Reference; Available
                                     Information
3.   Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges                Prospectus Summary; Risk Factors;
                                     Incorporation of Certain Documents by
                                     Reference

4.   Use of Proceeds                 Use of Proceeds

5.   Determination of Offering Price                   *

6.   Dilution                                          *

7.   Selling Security Holders        Selling Stockholders and Plan of
                                     Distribution

8.   Plan of Distribution            Outside Front and Outside Back Cover
                                     Pages of Prospectus; Selling Stockholders and Plan of Distribution

9.   Description of Securities
     to be Registered                                  *

10.  Interests of Named Experts
     and Counsel                                       *

11.  Material Changes                                  *

12.  Incorporation of Certain
     Information by Reference        Incorporation of Certain Documents by
                                     Reference

13.  Disclosure of Commission
     Position on Indemnification
     for Securities Act Liabilities  Undertakings

14.  Other Expenses of Issuance and
     Distribution                    Other Expenses of Issuance and
                                     Distribution

15.  Indemnification of Directors
     and Officers                    Indemnification of Directors and Officers

16.  Exhibits                        Exhibits

17.  Undertakings                    Undertakings
     (a)  Rule 415 Offering          Undertakings
     (b)  Filings Incorporating
          Subsequent Exchange Act
          Documents by Reference     Undertakings
     (h)  Request For Acceleration
          of Effective Date          Undertakings
-----------------
* Omitted because the item is negative or inapplicable.

              Subject to Completion, dated ___________, 1998

                            PROSPECTUS

                    IWERKS ENTERTAINMENT, INC.
                  299,101 SHARES OF COMMON STOCK
                   (par value $0.001 per share)
                        -------------------

     This prospectus (this "Prospectus") relates to the sale of an aggregate of 299,101 shares (the "Shares") of the common stock, par value $.001 per share (the "Iwerks Common Stock") of Iwerks Entertainment, Inc. (the "Company" or "Iwerks") offered for the account of certain stockholders of the Company (the "Selling Stockholders"). The Iwerks Common Stock offered by the Selling Stockholders was acquired by the Selling Stockholders in exchange for the capital stock of Pioneer Marketing Corporation ("Pioneer") and L. Ron Schmidt & Associates, Inc. ("Associates") owned by the Selling Stockholders and acquired by the Company in connection with the merger of a subsidiary of the Company with Pioneer and Associates. See "Selling Stockholders and Plan of Distribution." The Selling Stockholders may from time to time sell all or a portion of the Iwerks Common Stock which may be offered by them under this Prospectus in routine brokerage transactions in the over-the-counter market, at prices and terms prevailing at the time of sale. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may pay customary brokerage fees, commissions and expenses. The Company will pay all other expenses of the offering. The Selling Stockholders and the brokers executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such brokers may be deemed underwriting commissions under the Securities Act.

     The Company will not receive any proceeds from the sale of the Iwerks Common Stock offered by the Selling Stockholders hereby.

     The Iwerks Common Stock is quoted on the Nasdaq Stock Market's National Market ("Nasdaq National Market") under the symbol "IWRK." On March 18, 1998, the closing sale price of the Iwerks Common Stock on the Nasdaq National Market was $3.00.

     THESE SHARES OF IWERKS COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                           ---------------------

                The date of this Prospectus is ___________, 1998

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or its managers. This Prospectus does not relate to any securities other than those described herein or constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                           AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement) under the Securities Act with respect to the Iwerks Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Iwerks Common Stock offered hereby, reference is hereby made to such Registration Statement, and the exhibits and schedules thereto which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

     Iwerks is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Iwerks Common Stock is traded on the Nasdaq National Market and the Company's reports, proxy or information statements, and other information filed with the Nasdaq National Market may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus:

          1. Iwerks' Annual Report on Form 10-K for the year ended June 30, 1997 (the "Iwerks 10-K");

          2. Iwerks' Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1997 and December 31, 1997;

          3. Iwerks' Current Reports on Form 8-K filed August 7, 1997, with respect to events occurring on July 15, 1997 and August 5, 1997, filed December 30, 1997 with respect to events occurring on December 29, 1997, filed February 2, 1998 with respect to events occurring on January 28, 1998 and filed February 12, 1998 with respect to events occurring on February 10, 1998;

          4. Iwerks' Definitive Proxy Statement for the 1997 Annual Meeting of Stockholders;

          5. The description of Iwerks Common Stock contained in the Registration Statement on Form 8-A filed by Iwerks pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description; and

          6. The description of the Series A Preferred Stock, par value $0.001 per share of Iwerks contained in the Registration Statement on Form 8-A filed by Iwerks pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents). Written requests for such copies should be directed to Bruce C. Hinckley, Chief Financial Officer, Iwerks Entertainment, Inc., 4540 West Valerio Street, Burbank, California 91505. Telephone inquiries may be directed to Iwerks Entertainment, Inc. at (818) 841-7766.

                               SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION CONTAINED HEREIN AND IN THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES HEREIN TO THE "COMPANY" AND "IWERKS" REFER TO IWERKS ENTERTAINMENT, INC. AND ITS SUBSIDIARIES. THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS CONTAIN FORWARD LOOKING STATEMENTS, WHICH ARE INHERENTLY UNCERTAIN. ACTUAL RESULTS MAY DIFFER FROM THOSE DISCUSSED IN SUCH FORWARD LOOKING STATEMENTS FOR THE REASONS, AMONG OTHERS, DISCUSSED IN "RISK FACTORS."

                              THE COMPANY

     Iwerks was founded in 1986 and is a leading provider of high-tech software-based theater attractions for the out-of-home entertainment market. Iwerks' products combine advanced theater systems with entertainment or educational software to create high-impact "attractions" which immerse audiences in the action. Iwerks' products include ride simulations, giant screen, 360 degree, 3-D films and attractions, and various other specialty attractions. In addition, Iwerks owns and operates a fleet of touring ride simulation theaters. Iwerks also produces film and video software for ride simulators and special format theaters.

     Since inception in 1986 and through February 12, 1998, Iwerks has installed in excess of 250 fixed-base and touring attractions in 28 countries. Of these, over 100 were ride simulation theaters, which Iwerks supports with a library of 40 ride simulation films, the industry's largest ride simulation film library. The Company's ride simulation film projects include: Super Speedway, a thrill ride through seven North American race tracks hosted by Craig T. Nelson; Superstition, a haunted scream park adventure hosted by Elvira-Mistress of the Dark; Secrets of the Lost Temple, an explorer's adventure through a Mayan temple; Red Rock Run, a computer generated high speed ride through a volcano; Aliens(TM): Ride at the Speed of Fright, based on the futuristic movie thriller of the same name; Dino Island, a fantasy based on a newly discovered volcanic island with prehistoric reptiles; Days of Thunder:
The Ride, featuring a "200 mph race" to the checkered flag at the Daytona 500, for Paramount Parks; RoboCop: The Ride, a futuristic fantasy ride through the streets of Detroit with the popular movie character, "RoboCop"; The Right
Stuff: Mach One Adventure, a film based upon the theatrical release of the same name for Time Warner Six Flags theme parks; as well as projects for The Walt Disney Company, Universal Studios-Florida and NASA.

     Iwerks also owns and operates a fleet of 16 portable ride simulation theaters and is exploring other potential touring opportunities. Further, an important element of the Company's business strategy is the participation in the operation of its fixed-base attractions either through direct equity ownership or through other participation arrangements. The Company is currently a participant in several joint ventures to own and operate multiple ride simulation theaters in the United States and Australia. The Company continues to evaluate new opportunities to participate in the operation of its fixed-based attractions.

     The primary markets for Iwerks' attractions are theme parks, museums, various types of location-based-entertainment centers, visitor centers, world expositions and special events. The popularity of entertainment attractions of the type sold by the Company has led to their increasing use as the featured attraction in these locations. In addition, high-profile retail sites and casinos are expanding their entertainment offerings to broaden appeal and stimulate repeat visits. The Company's attractions are well suited to meet this demand because, in addition to their drawing power, they require relatively little space and can be easily refreshed by changing the film or other software.

RECENT DEVELOPMENTS

     Iwerks has entered into that certain Agreement and Plan of Reorganization (the "Original Merger Agreement") dated August 4, 1997 by and among Iwerks, Showscan Entertainment Inc. ("Showscan") and IWK-1 Merger Corporation ("MergerCo") as amended by Amendment No. 1 to Agreement and Plan of Reorganization (the "Amendment") dated December 29, 1997 (as amended, the "Merger Agreement"). Pursuant to the Merger Agreement, MergerCo will merge (the "Merger") with and into Showscan, Showscan will be the surviving corporation and each share of common stock, par value $.001 per share, of Showscan (the "Showscan Common Stock") will be converted into 0.62 shares of Iwerks Common Stock. The preferred stock of Showscan (the "Showscan Preferred Stock") will be exchanged for Iwerks Common Stock at the 0.62 ratio on an as converted basis. Iwerks expects to issue approximately 4.1 million shares of Iwerks Common Stock in the Merger in exchange for all outstanding shares of Showscan Common Stock and Showscan Preferred Stock resulting in an aggregate merger consideration payable to the holders of Showscan Common Stock and Showscan Preferred Stock valued at approximately $10.0 million as of December 30, 1997, the date the changes to the Merger Agreement were announced. The transaction will be accounted for as a pooling of interests, after which Showscan will become a wholly owned subsidiary of
Iwerks.

     The Company believes that the Merger will enhance Iwerks' position as a leading provider of high-tech software-based theater attractions and establish the combined company as the premier company in that segment of the out-of-home entertainment market. The combined company will have a larger installed base of theaters, consisting of 160 simulation thrill ride screens in 28 countries (the largest in the world), 16 portable reactor simulation thrill rides, and 76 giant and large screen theaters. The combined company will have an expanded film library including 68 ride simulation titles and 47 specialty films. The Company also believes that the Merger will provide the combined business with significant opportunities to realize efficiencies and synergies by operating with one corporate overhead and the economies of scale.

     Consummation of the Merger is subject to approval by the stockholders of the Company and Showscan, as well as other customary closing conditions. If shareholder approval is not obtained or other closing conditions are not satisfied or if the parties mutually agree to terminate or modify the terms of the Merger Agreement, the transaction may not be consummated pursuant to the existing terms of the Merger Agreement, or at all. The record date for the stockholder meetings of each of Iwerks and Showscan is February 12, 1998 and the meetings of each company are scheduled to take place at 10:00 a.m. local time on March 31, 1998.

     The mailing address of Iwerks' principal executive offices is 4540 West Valerio Street, Burbank, California 91505; its telephone number is (818) 841-7766.

                             RISK FACTORS

     IWERKS STOCKHOLDERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

     THIS PROSPECTUS CONTAINS STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE EXCHANGE ACT AND SECTION 27A OF THE SECURITIES ACT. THE WORDS "EXPECT", "ESTIMATE", "ANTICIPATE", "PREDICT", "BELIEVE" AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS FILING AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF IWERKS, ITS DIRECTORS OR OFFICERS WITH RESPECT TO, AMONG OTHER THINGS (A) TRENDS AFFECTING THE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF IWERKS, AND (B) THE BUSINESS AND GROWTH STRATEGIES OF IWERKS. THE STOCKHOLDERS OF IWERKS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THIS PROSPECTUS, FOR THE REASONS, AMONG OTHERS, SET FORTH BELOW.

INTEGRATION OF IWERKS AND SHOWSCAN; ANTICIPATED NET LOSS

     Iwerks has entered into the Merger Agreement with Showscan with the expectation that the transaction will result in beneficial synergies for the combined business. Iwerks believes that the Merger will expand Iwerks' leadership position in simulation, better position Iwerks to develop higher quality software, bring Iwerks additional technologies at a lower cost than initiating research and development efforts, strengthen Iwerks' geographic presence worldwide, provide for access to new markets and increase recurring revenues while allowing significant cost savings.

     Achieving these anticipated business benefits will depend in part on whether the operations of Showscan can be integrated with the operations of Iwerks in an efficient, effective and timely manner. There can be no assurance that this will occur. The combination of the companies will require, among other things, integration of the companies' management staffs, coordination of the companies sales and marketing efforts, integration and coordination of the companies' film production and distribution efforts, acceptance by the companies' respective theater networks of film software originally produced in the other company's format, and the identification and elimination of redundant and/or unnecessary overhead. The company resulting from the Merger will be significantly larger than either Iwerks or Showscan as stand alone companies. The Iwerks Board is evaluating the management resources of the combining companies and considering whether to seek additional management personnel. The initial integration plan is under development but is expected to include changes to the companies' corporate organizational chart, duties and responsibilities of existing management personnel, elimination of duplicate management functions and management changes and additions. Effective February 23, 1998, Iwerks entered into an employment agreement with Charles Goldwater to serve as Chairman of the Board, Chief Executive Officer and President of Iwerks. Mr. Goldwater succeeds Mr. Roy A. Wright, who will continue to provide consulting services to Iwerks during the transition period. Iwerks is continuing to develop a long-term management staffing plan and, consequently, there can be no assurance that there will not be other changes among current management or additions thereto. Iwerks has agreed to use its commercially reasonable efforts to retain the services of Dennis Pope and W. Tucker Lemon, the President and Chief Executive Officer and Senior Vice President, General Counsel and Secretary of Showscan, respectively, to assist in the integration of the two companies for a period of up to six months following the consummation of the Merger.

     The success of the integration process will be significantly influenced by the ability of the combined business to retain key management, marketing and production personnel and to augment these areas with qualified candidates, as necessary. There is no assurance that this integration will be accomplished smoothly or successfully or that Iwerks will be successful in retaining key members of management or assembling a management team that will successfully complete the integration process. The difficulties of such integration may be increased by the necessity of coordinating theater networks based on differing projection technologies and distinct operating cultures. The integration of operations of the companies following the Merger will require the dedication of management resources, which may temporarily distract management's attention from the day-to-day business of the combined business. The inability of management to integrate successfully the operations of the companies could have an adverse effect on the business and results of the combined business. In addition, even if the operations of the companies are ultimately successfully integrated, it is anticipated that the integration will be accomplished over time and, in the interim, the combination may have an adverse effect on the business, results of operations and financial condition of the combined business. In particular, primarily as a result of Merger costs accrued during the period, reduced sales in the Asia-Pacific region, a decline in its Touring Division's revenue, and due to seasonal factors, Iwerks reported a net loss of $506,000 for the first quarter of fiscal 1998. As a result of the continuing impact of the foregoing factors (particularly the increased impact of declining sales in the Asia-Pacific region reflecting the economic downturn generally being experienced in that region) Iwerks reported a net loss of $3.5 million for the second quarter of fiscal 1998. The economic trends in the Asia-Pacific region are expected to continue to adversely impact Iwerks' results of operations for the remainder of fiscal 1998. Consequently, there can be no assurance that Iwerks will achieve profitability during the third quarter of fiscal 1998 (even before Merger related costs are taken into account). The third quarter is expected to be negatively impacted by the accrual of approximately $5.7 million in non-recurring Merger related costs. The estimated non-recurring Merger related costs of $6.9 million (which includes amounts expected to be accrued in each of the fourth fiscal quarter of 1997 and the first three fiscal quarters of 1998) include investment banking, legal, accounting, printing, severance, the estimated cost to sublease the Showscan facility, relocation costs and write offs associated with equipment which the combined company will not utilize, and other expenses, some of which will be incurred even if the Merger is not consummated.

     In addition, there can be no assurance that the present and potential customers of Iwerks and Showscan will continue their current utilization patterns without regard to the proposed Merger. Any significant reduction in utilization patterns by Iwerks and Showscan customers, could have an adverse effect on the near-term business and results of operations of the combined business.

ANTICIPATED EFFECTS OF THE MERGER

     Iwerks currently is evaluating the operations of the business of Showscan for purposes of developing a plan for the integration of the business to be acquired with Iwerks' existing operations. Although this plan is not complete at the date of this Prospectus, it is anticipated that a significant restructuring of the combined operations will be required as a result of the Merger. As a consequence of this restructuring and the consummation of the Merger, Iwerks anticipates that the combined companies will incur one-time restructuring and related charges of $6.9 million in the fourth fiscal quarter of 1997 and the first three fiscal quarters of 1998. Of this amount, $1.2 million was accrued in the fourth fiscal quarter of 1997 and the first and second fiscal quarters of 1998 and the remainder is expected to be accrued during the third fiscal quarter of 1998. Further, assuming the Merger is consummated in the third quarter of fiscal 1998 and that the transaction costs associated with the Merger after December 31, 1997 which affect cash which are estimated to be approximately $4.5 million, are paid in that quarter, the combined company expects to have a significant decline in its cash balances at March 31, 1998 from the $17.4 million cash balance of Iwerks at December 31, 1997.

     The Merger will be accounted for on a pooling of interests basis. Under the pooling rules, the historical financial results of Iwerks will be restated to reflect the combination, following certain adjustments. Following the consummation of the Merger, the historical results of Iwerks will be restated to reflect the historical profits and losses of Showscan. Showscan generated profits in each of fiscal years ended 1995 and 1996 and incurred losses in the fiscal year ended March 31, 1997 and in the first, second and third quarters of fiscal 1998. Further, under the pooling rules, the costs incurred by Iwerks and Showscan in consummating the Merger will be expensed during Iwerks' fourth fiscal quarter of 1997 and its first, second and third fiscal quarters of 1998.

     The combined effect of the restructuring and other charges discussed above and the pooling accounting treatment in the Merger will have an adverse effect on the results of operations of Iwerks in each of the first, second and third fiscal quarters of 1998.

RISK THAT THE MERGER WILL NOT BE CONSUMMATED

     Consummation of the Merger is subject to various conditions, including approval of the Merger by the holders of a majority of the outstanding shares of Showscan Preferred Stock and Showscan Common Stock, voting together as a single class, the approval of the issuance of shares of Iwerks Common Stock in exchange for shares of Showscan Capital Stock by the stockholders of Iwerks and other customary closing conditions. Further, the Merger is the subject of outstanding litigation and governmental review that could affect the closing. See "-- Litigation." As a result of the forgoing, even if the requisite stockholder approvals are obtained, there can be no assurance that the Merger will be consummated. If the Merger is not consummated for any reason, each of Iwerks and Showscan will be required to bear significant expenses incurred in connection with the negotiation, execution and attempted consummation of the Merger. A failure to consummate the Merger could have a material adverse effect on the operations and business of each of Iwerks and Showscan.

DEPENDENCE ON PRODUCTION OF FILM SOFTWARE; FINANCIAL RISKS OF FILM PRODUCTION

     Iwerks' ability to implement its business strategy depends in large part upon its ability to successfully create, produce and market entertainment and educational film software for exhibition in its theatre systems. The size and quality of Iwerks' library of film software titles is a material factor in competing for sales of Iwerks' attractions and developing Iwerks' base of recurring revenue. Iwerks has invested $2.6 million, $ 0.8 million, $2.5 million and $2.5 million in film software during fiscal 1995, 1996, 1997 and the six month period ended December 31, 1997, respectively. Showscan has invested $0.9 million, $2.6 million, $2.7 million and $1.0 million in film software in fiscal 1995, 1996, 1997 and the nine month period ended December 31, 1997, respectively. A key operating strategy of

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Iwerks in entering into the Merger Agreement and consummating the Merger is the cross-marketing of Iwerks' and Showscan's film libraries to the other company's theater network. The success of this strategy is dependent upon customer acceptance of films originally produced in the other company's film format. There can be no assurance that this strategy will be accepted by the market, or if accepted, will be successful.

     Iwerks generally produces and develops specialty films and videos for its library with production budgets in a range of approximately $100,000 to $2.0 million. While Iwerks may enter into participation, licensing or other financing arrangements with third parties in order to minimize its financial involvement in production, Iwerks generally is subject to substantial financial risks relating to the production and development of new entertainment and educational software. Iwerks typically is required to pay for the production of software during the production period prior to release and typically is unable to recoup these costs from revenues from exhibition licenses prior to 24 to 36 months following release. There can be no assurance that Iwerks will be able to create and produce additional software for its library which will be perceived by its customers to be of high quality or high entertainment value.

     At December 31, 1997, Iwerks and Showscan had recorded on their balance sheets $5.0 million and $4.7 million, respectively, in film library costs. Iwerks periodically reviews the net realizable value of its film inventory and makes adjustments to its carrying value when appropriate. In fiscal 1995, Iwerks reduced its film inventory by $3.5 million. While the current carrying value of Iwerks' and Showscan's film inventory reflects the respective management's belief that it will realize the net value recorded on its balance sheet, there can be no assurance that it will be able to do so. Any determination by Iwerks following the Merger to write down any material portion of its film inventory will have a materially adverse impact on Iwerks' results of operations.

DEPENDENCE OF OWNED AND OPERATED OPERATIONS UPON SPONSORSHIP REVENUES; LOSS OF AT&T CORP. SPONSORSHIP

     Iwerks derived $3.7 million, $7.4 million, $2.9 million and $0.7 million of revenues for fiscal 1995, 1996, 1997 and the six month period ended December 31, 1997, respectively, from sponsorship of its fleet of touring motion simulators. Sponsorship revenues prior to January 1996 were primarily derived from a single contract with a major telecommunications company (AT&T Corp.) that sponsored Iwerks' touring motion simulators from March 1994 through September 1996. Revenues from AT&T Corp. were 11.5%, 9.9% and 3.7% of total revenue for fiscal 1995, 1996 and 1997, respectively. In January 1996, Iwerks entered into a sponsorship contract with a foreign sponsor, which contract expired in August 1996. Iwerks currently has limited sponsorship contracts. There can be no assurance that Iwerks will be able to extend or replace its existing sponsorship arrangements when they expire. The fourth quarter of fiscal 1997 includes a non-cash charge of $5.6 million to record the impact of the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This charge consisted primarily of a reduction in the carrying value of the portable simulation business (touring) to the net present value of the future cash flows expected from these assets. Of the charge, $1.8 million reduced goodwill, and the balance reduced Iwerks' fixed assets. The loss of AT&T Corp. which utilized five of the Reactors throughout fiscal 1996 resulted in excess capacity between early fall and late spring of fiscal 1997. Since that time, and through the fourth quarter, Iwerks has aggressively pursued new sponsorship opportunities and other options to replace these revenues. The failure to consummate these opportunities prior to the end of the fiscal year and the lack of sponsorship backlog as of June 30, 1997 prompted Iwerks to take the charge under SFAS 121. If Iwerks is unable to maintain sponsorship revenues in the future at levels commensurate with that experienced in the past, it could have a material adverse effect on the revenues and gross profit margins derived by Iwerks from its Owned and Operated attractions which would be mitigated, in part, by any additional revenues derived by Iwerks from deployment of the touring units at other venues.

INTENSE COMPETITION; UNPREDICTABILITY OF CONSUMER TASTES

     Competition in each of the markets in which Iwerks and Showscan compete is intense. The principal direct competition for customers comes from manufacturers of competing movie-based attractions, and in the case of amusement and theme parks, manufacturers of traditional amusement park attractions. In addition to direct competitors, there is also competition from systems integrators and some amusement and theme parks developing and constructing their own attractions. Many of Iwerks' and Showscan's competitors have better name recognition, and substantially greater financial and other resources than Iwerks and Showscan, respectively.

     Imax Corporation ("Imax") and a number of smaller competitors are growing competitors of both Iwerks and Showscan in the ride simulation business and have dedicated substantial resources to entering this market. In the large screen, special format motion picture business, Showscan's and Iwerks' main competitor is Imax. The 15 perforation 70 millimeter ("15/70") film format appears to be emerging as the most popular large format due primarily to the large number of films available in that format. Imax is by far the dominant company in this market.

     Additionally, the out-of-home entertainment industry in general is undergoing significant changes, primarily due to technological developments as well as changing consumer tastes. Numerous companies are developing and are

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expected to develop new entertainment products or concepts for the out-of-home entertainment industry in response to these developments that are or may be directly competitive with existing products. There is severe competition for financial, creative and technological resources in the industry and there can be no assurance that existing products will continue to compete effectively or that products under development will ever be competitive. Further, the commercial success of products is ultimately dependent upon audience reaction. Audience reaction will to a large extent be influenced by the audience's perception of how Iwerks' products and the products of the combined company compare with other available entertainment options out of the home. There can be no assurance that new developments in out-of-home entertainment will not result in changes in consumer tastes that will make Iwerks' or the combined company's products less competitive.

HISTORY OF OPERATING LOSSES; FLUCTUATING PERIODIC OPERATING RESULTS AND CASH
FLOW

     Iwerks has sustained substantial losses in three of its last five fiscal years. Further, Iwerks sustained a $4.0 million loss in the first six months of fiscal 1998 and expects to sustain a loss in the third quarter of fiscal 1998. As of December 31, 1997, Iwerks' accumulated deficit was $33.7 million. For the fiscal years ending March 31, Showscan had net profits of $79,000 in fiscal 1995, $101,000 in fiscal 1996 and a net loss of $3.9 million in fiscal 1997. Further, Showscan sustained a loss of $5.9 million in the first nine months of fiscal 1998 and expects to realize a profit in the fourth quarter of fiscal 1998 and sustain a loss for the fiscal year ended March 31, 1998. At December 31, 1997, Showscan had an accumulated deficit of $38.2 million. For the fiscal year ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1997, Iwerks' ratio of indebtedness to total capitalization was 7.3%, 6.9%, 5.5% and 5.0%, respectively. For the fiscal years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997, Showscan's ratio of indebtedness to total capitalization was 23.6%, 49.8%, 55.6% and 153.2%, respectively. For the fiscal year ended June 30, 1995, Iwerks had a net decrease in cash of $2.7 million primarily as a result of large cash investments in the touring business and additions to film inventory partially offset by cash provided by operating activities. For the fiscal year ended June 30, 1996, Iwerks had a net increase in cash of $6.9 million due to the cash provided by operating activities being only partially offset by the relatively low amounts of spending on film inventory and other financing activities and an increase in cash provided by financing activities. For the fiscal year ended June 30, 1997, Iwerks had a net decrease in cash of $9.1 million primarily resulting from cash used in financing activities including investments in joint ventures, purchases of property and equipment, additions to film inventory, the purchase of Pioneer Marketing Corporation and a related patent and the investment in additional debt securities. For the six months ended December 31, 1997, Iwerks had a net increase in cash of $54,000 primarily due to an increase in cash due to operating activities of $2.9 million, partially offset by investing activities of $2.4 million and financing activities of $443,000. For the fiscal year ended March 31, 1995, Showscan had a net increase in cash of $5.7 million which was largely attributable to the completion of two financing transactions partially offset by cash used in operating activities. For the fiscal year ended March 31, 1996, Showscan had a net decrease in cash of $1.7 million which was attributable to the repayment of a subordinated note, the investments in Showscan's film library and O & O Theatres, and the purchase of short-term investments which were only partially offset by cash provided by operating activities and the proceeds from borrowings. For the fiscal year ended March 31, 1997, Showscan had a net decrease in cash of $2.5 million which was primarily due to the financing of the production of three new films, cash used in operating activities, and expenditures in connection with the litigation with Imax Corporation offset by the redemption of short-term investments. For the nine months ended December 31, 1997, Showscan had a net decrease in cash of $374,000 which was the result of $1.2 million used in operating activities, $166,000 used in investing activities, and $1.0 million provided by financing activities.

     Iwerks and Showscan each has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue in future periods. Operating results and cash flow can fluctuate substantially from quarter to quarter and periodically as a result of the timing of theatre system deliveries, contract signings, sponsorships, the mix of theatre systems shipped, the completion of custom film contracts, the existence of world expos, amount of revenues from portable simulation theatre and film licensing agreements, the timing of sales of ride simulation attractions, the timing of delivery and installation of such sales (pursuant to percentage of completion accounting) and any delays therein caused by permitting or construction delays at the customer's site, the size, type and configuration of the attractions sold, the timing of film rental payments from existing attractions and the performance of those attractions that pay film rental based on a percentage of box office and the timing of sales and marketing efforts and related expenditures. In particular, fluctuations in theatre system sales and deliveries from quarter to quarter can materially affect quarterly and periodic operating results, and theatre system contract signings can materially affect quarterly or periodic cash flow. Accordingly, Iwerks' and Showscan's revenues and earnings in any particular period may not be indicative of the results for any future period.

     The seasonal fluctuations in earnings also may cause volatility in the stock prices of each of Iwerks and Showscan. While a significant portion of Iwerks' expense levels are relatively fixed, the timing of increases in expense levels is based in large part on Iwerks' forecasts of future sales. If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by Iwerks' inability to adjust spending quickly enough to

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compensate for the sales shortfall.  Iwerks may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on Iwerks' results of operations.

     Over the last four years certain events have contributed to fluctuations in Iwerks' results of operations and financial condition. In the fourth quarter of fiscal 1994, Iwerks experienced certain cost overruns on two of its new products, along with some accelerated research and development costs associated with those products. In the third quarter of fiscal 1995, Iwerks' cost of sales increased dramatically as a percent of sales as a result of a one-time $4.5 million write-down of certain assets, primarily film costs, and third and fourth quarter sales and general administration expenses increased as a result of restructuring charges related to the closure of Iwerks' Sarasota, Florida facility, its consolidation of its operations and litigation costs associated with the settlement of a securities class action lawsuit, pursuant to which certain common stock and warrants have been issued. In the fourth quarter of fiscal 1997, Iwerks took approximately $8.7 million in charges, including a loss on impairment of assets, legal and dispute reserve, additional film amortization expense and an increased bad debt reserve. The first six months of fiscal 1998 were adversely impacted by Merger costs accrued during the period, reduced sales in the Asia-Pacific region, a decline in its Touring Division's revenue, and seasonal factors. The economic trends in the Asia-Pacific region are expected to continue to adversely impact Iwerks results of operations for the remainder of fiscal 1998. Consequently, there can be no assurance that Iwerks will achieve profitability during the third quarter of fiscal 1998 (even before Merger related costs are taken into account). The third quarter is expected to be negatively impacted by the accrual of approximately $5.7 million in non-recurring Merger related costs. Further, assuming the Merger is consummated in the third quarter of fiscal 1998 and that the transaction costs associated with the Merger after December 31, 1997 which affect cash which are estimated to be approximately $4.5 million, are paid in that quarter, the combined company expects to have a significant decline in its cash balances at March 31, 1998 from the $17.4 million cash balance of Iwerks at December 31, 1997. The estimated non-recurring Merger related costs of $6.9 million (which includes amounts expected to be accrued in each of the fourth fiscal quarter of 1997 and the first three fiscal quarters of 1998) include investment banking, legal, accounting, printing, severance, the estimated cost to sublease the Showscan facility, relocation costs and write offs associated with equipment which the combined company will not utilize, and other expenses, some of which will be incurred even if the Merger is not consummated.

     The performance of each of Iwerks and Showscan depends primarily upon the number of ride simulation attractions that it can sell and install. This dependence has been decreasing for Showscan as the percentage of Showscan's revenues derived from recurring film licensing revenues has increased though there can be no assurance that this trend will necessarily continue for Showscan or for the combined company following the Merger. The results of each of Iwerks and Showscan have followed a seasonal pattern, with revenues tending to be stronger in the first and third calendar quarters, reflecting the buying patterns of their customers for new ride simulation attractions.

     From time to time Iwerks considers the acquisition of businesses, products or technologies complementary to its current business although it has no current agreements relating to any such acquisitions. If Iwerks does effect an acquisition, it may finance such acquisition by any one or a combination of cash, stock or notes. If cash or debt is used to effect an acquisition, such financing would have an impact on cash flow during future periods.

AMENDMENT TO MERGER CONSIDERATION

     Following the public announcement of the Merger, there was adverse stockholder reaction and inquiries from certain institutional investors of Iwerks with respect to the consideration to be issued by Iwerks pursuant to the Original Merger Agreement. As a result, the Iwerks Board retained Resource Financial Corporation ("Resource Financial"), another financial advisor, to review the terms of the Merger. Resource Financial conducted a diligence investigation and financial review of Showscan in late October and November 1997. Following its review, Resource Financial advised Iwerks that, based upon the results of its relative contribution analysis and economic value analysis completed with financial information available in November 1997 the exchange ratio was excessive and accordingly if requested to issue a fairness opinion with respect to the consideration to be paid to the Showscan stockholders pursuant to the Original Merger Agreement, it would be unable to do so. The report by Resource Financial prompted discussions between representatives of Iwerks and Showscan with respect to potential modifications to the Original Merger Agreement and on December 29, 1997, Iwerks and Showscan entered into the Amendment to the Original Merger Agreement pursuant to which, among other things, the exchange ratio was reduced from 0.85 to 0.62.

NEW PRODUCT DEVELOPMENT

     Showscan and Iwerks each operates in a technology driven segment of the entertainment business. As such each company must continually improve its products to increase their entertainment value while also facing pressure to continually reduce the price of its products to respond to competitive pressures. The inability of the combined company to develop new products and to respond to technological developments of its competitors could have a materially adverse effect on its business, operations and financial condition.

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INTERNATIONAL OPERATIONS

     A significant portion of Iwerks' and Showscan's sales and film licensing are made to customers located outside of the United States, primarily, in the Far East, Europe, South America and Canada. During fiscal 1995, 1996, 1997 and the six month period ended December 31, 1997, 55%, 49%, 55% and 47% of Iwerks' revenues, respectively, were derived from sales outside the United States. During fiscal 1995, 1996 and 1997, 69%, 61% and 62% of Showscan's revenues, respectively, were derived from sales outside the United States. During fiscal 1997, the Asia and South America markets were the only foreign markets with revenues over 10% of Iwerks's revenues with 35% and 14%, respectively, and the Japanese market was the only foreign market with over 10% of Showscan's revenues with 17.6%. Iwerks maintains one office in Hong Kong to support sales to Asia and one office in London to support sales in Europe. International operations and sales of Iwerks and the combined company may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations (which, in the event of a decrease in value of foreign currency to the dollar, can significantly affect the affordability of Iwerks' and Showscan's products overseas), changes in import/export regulations, tariff and freight rates, longer accounts receivable collection patterns, changes in regional or worldwide economic or political conditions and natural disasters. Specifically, in the first and second quarters of fiscal 1998, Iwerks has experienced significantly weakened sales in the Asia-Pacific region. As a result, revenues from sales to this region were $5.4 million less for the first six months of fiscal 1998 than the comparable six month period in fiscal 1997. The economic trends in the Asia-Pacific region are expected to continue to adversely impact Iwerks' results of operations for the remainder of fiscal 1998. In addition, various forms of protectionist trade legislation have been proposed in the United States and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect Iwerks' and the combined company's international operations. Political and economic factors have been identified by Iwerks with respect to certain of the markets in which it competes. There can be no assurance that these factors will not result in customers of Iwerks or Showscan defaulting on payments due to it, or in the reduction of potential purchases of their products. Neither Iwerks nor Showscan have engaged in any currency hedging programs.

CURRENT TRENDS IN THE GLOBAL ECONOMY

     Iwerks' and Showscan's revenues and profitability are dependent on the strength of the national and international economies. In a recessionary environment, sales of Iwerks' and Showscan's products and products of other entertainment companies may be adversely affected. Theme parks and other out-of-home entertainment venues may also experience a downturn in sales which could reduce the funds available for capital improvements resulting in price and other concessions and discounts by Iwerks in order to maintain sales activity. Iwerks has experienced significantly weakened sales in the Asia-Pacific region which it believes is primarily due to the decline in value of the Asian currency compared to the dollar. Although neither company has experienced a reduction in unit sales of its products to date in the United States, certain of its competitors have reported that the recent recession in the United States has had an adverse impact on their sales activity. Consequently, neither Iwerks nor Showscan is able to predict to what extent, or for what period, a recessionary climate would adversely affect sales of its products.

DEPENDENCE ON SENIOR MANAGEMENT; RECENT CHANGES TO KEY PERSONNEL

     Since January 1995, all except two members of the Iwerks Board have changed and Iwerks has had substantial changes in its management personnel. Effective February 23, 1998, Iwerks announced the appointment of Charles Goldwater as Chairman of the Board, Chief Executive Officer and President of Iwerks. The Iwerks Board is continuing to evaluate the management resources of the combining companies and considering whether to seek additional management personnel. The initial integration plan is under development but is expected to include other changes to the companies' corporate organizational chart, duties and responsibilities of management personnel, elimination of duplicate management functions and management changes and additions. Consequently, there can be no assurance that there will not be other changes among current management or additions thereto. Iwerks has agreed to use its commercially reasonable efforts to retain the services of Dennis Pope and W. Tucker Lemon, the President and Chief Executive Officer and Senior Vice President, General Counsel and Secretary, of Showscan, respectively, to assist in the integration of the two companies for a period of up to six months following the consummation of the Merger.

     Iwerks' turnover in management personnel has placed, and could continue to place, a significant strain on Iwerks' management, the combined company and other resources. Iwerks' ability to recruit, retain and motivate skilled directors, executives, sales, technical and creative personnel and other employees is and will continue to be important to the operations of Iwerks and the combined business. In addition, there is competition for management and creative personnel in the industries in which Iwerks and Showscan operate. There can be no assurance that the combined company will not encounter difficulties in recruiting and retaining qualified personnel in connection with the integration

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process and in the future. Should any key executive officer cease to be affiliated with Iwerks before a qualified replacement is found, Iwerks' and the combined company's business could be materially adversely affected.

VOLATILITY OF STOCK PRICE AND MERGER CONSIDERATION

     Iwerks' stock price and Showscan's stock price has been, and could continue to be, highly volatile. The market price of the Iwerks Common Stock and the Showscan Common Stock has fluctuated substantially in recent periods. During the 12 months prior to February 12, 1998, Iwerks' and Showscan's market price has ranged from a low of $1.875 and $1.00 per share, respectively, to a high of $6.00 and $5.125 per share, respectively. Future announcements concerning Iwerks or its competitors, quarterly variations in operating results, introduction of new products or changes in product pricing policies by Iwerks or its competitors and acquisition or loss of significant customers may affect or be perceived to affect Iwerks' operations, or changes in earnings estimates by analysts, among other factors, could cause the market price of the Iwerks Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Iwerks Common Stock. In addition, the number of shares of Iwerks Common Stock to be received for shares of Showscan Common Stock and Showscan Preferred Stock is fixed at 0.62. The Merger Agreement may not be terminated as a result of a decline in the value of the Iwerks Common Stock. Accordingly, the value of the merger consideration to be received by Showscan's stockholders is subject to volatility resulting from fluctuations in the market price of the Iwerks Common Stock.

LITIGATION

     On or about February 5, 1998, Iwerks received notice of a complaint filed by Ridefilm Corporation, a subsidiary of Imax Corporation, alleging that the Merger is in violation of the Sherman and Clayton Anti-Trust Acts. Ridefilm has informed Iwerks and the court that it intends to move to preliminarily enjoin the Merger prior to the Company's Annual Meeting of Stockholders scheduled to take place on March 31, 1998. Ridefilm filed its motion on Friday, March 13, 1998 and the motion will be heard on March 27, 1998.
Each of Iwerks and Showscan believes that the suit is without merit and Iwerks intends to vigorously defend itself.

     The Staff of the Federal Trade Commission is conducting an initial phase review of the Merger. The Staff has made no allegation of wrongdoing on the part of Iwerks or Showscan and has not initiated a formal investigation. Acquisitions such as the Merger may be subject to pre or post merger review by governmental authorities for antitrust and other legal compliance. Adverse regulatory action could negatively affect Iwerks' operations through the assessment of fines or penalties, an injunction prohibiting the consummation of a pending acquisition or the possible requirement of divestiture of one or more of Iwerks' operations.

     There are no other material legal proceedings to which either of Iwerks or Showscan is a defendant other than ordinary routine litigation arising in the ordinary course of business which, in the opinion of management, will not have a material adverse impact on the financial condition of Iwerks or Showscan; however, there can be no assurance that Iwerks or the combined company will not become a party to other lawsuits in the future, and such lawsuits could potentially have a material adverse effect on their respective financial condition and results of operations.

ENVIRONMENTAL MATTERS AND OTHER GOVERNMENTAL REGULATIONS

     Under various Federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. Each of Iwerks and Showscan lease their respective corporate headquarters and Iwerks leases its manufacturing facilities and sales offices. Iwerks and/or Showscan could be held liable for the costs of remedial actions with respect to hazardous substances on such properties under the terms of the governing lease and/or governing law. Although neither Iwerks nor Showscan has been notified of, nor is otherwise aware of, any current environmental liability, claim or non-compliance, there can be no assurance that Iwerks and/or Showscan will not be required to incur remediation or other costs in the future in connection with these leased properties. In addition, Iwerks' and Showscan's subcontractors and other third parties, with which it has contractual relations, are similarly subject to such laws. Each of Iwerks and Showscan believes it is in compliance with all applicable Federal, state and local environmental laws and regulations.

EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Iwerks Board has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by Iwerks' stockholders. The

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rights of the holders of the Iwerks Common Stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. While Iwerks has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Iwerks and entrenching existing management. In addition, such preferred stock may have other rights, including economic rights senior to the Iwerks Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Iwerks Common Stock.

     A number of provisions of Iwerks' Certificate of Incorporation and By-Laws and the Delaware General Corporation Law and regulations relating to matters of corporate governance, certain rights of Directors and the issuance of preferred stock without stockholder approval, may be deemed to have and may have the effect of making more difficult, and thereby discouraging, a merger, tender offer, proxy contest or assumption of control and change of incumbent management, even when stockholders other than Iwerks' principal stockholders consider such a transaction to be in their best interest.

     In addition, Iwerks has adopted a Stockholder Rights Plan (the "Rights Agreement"). Pursuant to the Rights Agreement each outstanding share of Iwerks Common Stock has received one right entitling the holder to purchase 1/100th of a share of Series A Preferred Stock of Iwerks for each share of Iwerks Common Stock then held by such holder. Each right becomes exercisable upon certain triggering events related to an unsolicited takeover attempt of Iwerks.

PATENTS AND TRADEMARKS

     Each of Iwerks and Showscan has several United States and selected other countries' patents on various processes and elements related to film projection and ride simulation. Iwerks has registered its principal trademarks in the United States and selected other countries. The most important of each of Iwerks' and Showscan's patents expire in October 2001. While neither Iwerks' nor Showscan's patents have been challenged and each company believes that its patents are valid, third parties could still challenge the patents and a court could determine that one or more of them are invalid. Declarations of invalidity, particularly of each company's key patents, could adversely affect the marketability of the combined company's products and services. In addition, Iwerks and Showscan always face the risk that new technologies could be discovered that are superior to their respective patents.

EMPLOYEES

     At February 12, 1998, Iwerks employed 134 persons, of whom 20 were employed in management, finance and administration, 21 were employed in sales and marketing, and 93 were employed in operations. As of February 12, 1998, Showscan had 37 employees, six of whom were employed in management, two in sales and marketing, twelve in engineering, assembly and installation, and seven in production, film licensing and distribution. The remaining full time employees of Showscan are administrative and support staff. Although neither Iwerks nor Showscan has experienced difficulties in obtaining qualified personnel and anticipates that each will be able to continue to recruit qualified personnel for its operations, there can be no assurance that such personnel will be available when required. None of Iwerks' or Showscan's employees are represented by a collective bargaining agreement.

BUSINESS DISRUPTION

     The corporate headquarters of each of Iwerks and Showscan, including its research and development operations, are located in Los Angeles County, California, a region known for seismic activity. Operating results could be materially affected by a significant earthquake or other natural disaster.

DEPENDENCE ON MAJOR CUSTOMERS

     Showscan's motion simulation business has two significant concentrations. The first concentration involves ongoing film licenses and is located in Japan where a single customer, Imagine Japan, presently operates or is otherwise responsible for fifteen simulation attractions. The second concentration relates to Showscan's sales backlog where United Artists Theatre Circuit, Inc. and King's Entertainment Co., Ltd. individually and collectively represent a substantial portion of the outstanding equipment orders to be delivered in the next few years. Showscan's agreement with United Artists Theatre Circuit, Inc. calls for a build out period extending through August 1999 while that with Apex Science and Technology Corp. (assignee of King's Entertainment Co., Ltd.) extends through May 2002. Each site opened under each agreement shall have an initial film license period of at least three years. In the fiscal year ended March 31, 1997, Showscan earned revenues from Imagine Japan and United Artists Theatre Circuit, Inc. in the amounts of $3,117,000 and $5,405,000, respectively. Showscan's (and, following the Merger, the combined company's) short and long term performance could be adversely impacted if disruptions were to occur in any of these areas of concentration such as order cancellations, license terminations or payment problems.

ABILITY TO PRODUCE ADDITIONAL FILMS

     One of the primary factors considered by potential purchasers of ride simulation attractions is the quality and extent of films available to be shown at the attraction. Iwerks and Showscan each believes that a large portion of their competitive advantage resides in their popular and extensive library of ride films. To maintain this competitive edge they must produce or acquire the distribution rights to several new films each year. Film production is expensive and requires the investments of funds (to the extent that investors cannot be located) with no assurance that the films produced will be popular. Certain competitors have indicated that they are devoting substantial portions of their assets to the production of new ride simulation films. Both the short and long term financial performance of the combined company will be adversely affected if the perceived quality and popularity of its film library declines either alone or in comparison to the films of its competitors.

                              USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Securities offered by the Selling Stockholders hereunder.

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

                SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     The Shares were issued by the Company on February 28, 1997 in a private placement pursuant to Regulation D under the Securities Act. The purpose of this Registration Statement is to register the Shares. The following table sets forth certain information regarding the beneficial ownership of the Iwerks Common Stock by the selling stockholders listed below (the "Selling Stockholders") as of March 18, 1998, and as adjusted to reflect the sale of 299,101 shares by the Selling Stockholders. Prior to March 4, 1997, the Selling Stockholders had never held any position or office with or been employed by the Company or any of its affiliates. Since March 4, 1997, the Selling Stockholders have been full-time employees of the Company. The Selling Stockholders have the sole voting and investment power with respect to the shares owned, subject to applicable community property laws. It is the intention of the Company that this Registration Statement shall remain effective until February 28, 1999. As of March 18, 1998, the Company had outstanding 12,161,250 shares of Iwerks Common Stock, par value $.001 per share, the only outstanding voting security of the Company. The address of each Selling Stockholder is c/o Iwerks Entertainment, Inc., 4540 West Valerio Street, Burbank, California 91505.

                                                           Common Stock Owned
                         Common Stocked Owned Prior to         After the
                                 Offering (1)                Offering (1)(2)
                         -------------------------------   -------------------
                         Number of   Percent   Number of   Number of   Percent
                          Shares    of Class   Shares to    Shares    of Class
                                                be Sold
                          ______      ______     ______      ______     ______

L. Ron Schmidt
                           199,401     1.6%      199,401        0         *

Donald E. Stults
                            99,700      *         99,700        0         *
-----------------------
* Less than one percent.

(1)  Assumes no purchase of additional shares of the Iwerks Common Stock.
(2)  Assumes that all of the Shares will be sold in the offering.

     The Selling Stockholders may sell all or a portion of the shares of Iwerks Common Stock offered hereby from time to time in brokerage transactions in the over-the-counter market at prices and terms prevailing at the times of such sales. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may individually pay customary brokerage commissions and expenses. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under such Act.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of Iwerks Common Stock offered by this Prospectus may not simultaneously engage in market making activities with respect to the shares of Iwerks Common Stock during the applicable"cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will need to comply with applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Iwerks Common Stock by the Selling Stockholders. Regulation M contains certain limitations and prohibitions intended to prevent issuers and selling security holders and other participants in a distribution of securities from conditioning the market through manipulative or deceptive devices to facilitate the distribution.

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                            LEGAL MATTERS

     The validity of the Iwerks Common Stock offered hereby will be passed upon for the Company by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California.


                               EXPERTS

     The consolidated financial statements of Iwerks appearing in Iwerks' Annual Report (Form 10-K) for the year ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended September 30, 1997 and September 30, 1996 and for the three and six month periods ended December 31, 1997 and December 31, 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in Iwerks Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and December 31, 1997, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

PART II.       INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are as follows:

                                                                  Amount
                                                               ------------
Registration Fee Under Securities Act of 1933                  $     295
NASD Filing Fee                                                $   5,983
Blue Sky Fees and Expenses                                     $     *
Printing and Engraving Certificates                            $     *
Legal Fees and Expenses                                        $   2,000
Accounting Fees and Expense                                    $  10,000
Registrar and Transfer Agent Fees                              $     *
Miscellaneous Expenses                                         $     *
                                                               ------------
     TOTAL                                                     $  18,278
                                                               ============
---------------
* Not applicable or none.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Iwerks' Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, no director of Iwerks shall be personally liable to Iwerks or its stockholders for monetary damages for any breach of fiduciary duty as a director. Under the current DGCL, liability of a director may not be limited (a) for any breach of the director's duty of loyalty to Iwerks or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (d) for any transaction from which the director derives an improper personal benefit. The effect of such provision in Iwerks' Certificate of Incorporation is to eliminate the rights of Iwerks and its stockholders (through stockholders' derivative suits on behalf of Iwerks) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (a) through (d) above. This provision does not limit or eliminate the rights of Iwerks or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, Iwerks' Certificate of Incorporation provides that Iwerks shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity or serving, at the request of Iwerks, any other corporation, plan or other entity in any capacity. The limitations on liability above do not eliminate monetary liability of directors under Federal Securities Laws.

     In addition, Iwerks has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of Iwerks pursuant to which Iwerks has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of Iwerks or any other corporation of which he or she is a director or officer at the request of Iwerks to the maximum extent provided by applicable law.

In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Iwerks Board of Directors or the stockholders of Iwerks may in the future wish to limit or repeal the ability of Iwerks to provide indemnification as set forth in Iwerks' Certificate of Incorporation, such repeal or limitation will not have any effect on the liability of any director for acts or omissions occurring prior to such repeal or limitation. Moreover, any such repeal or limitation may not be effective as to directors and officers who are currently parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of Iwerks.

     Additionally, Iwerks' Bylaws, similar to its Certificate of Incorporation, provide for the indemnification of Iwerks' directors, officers, employees and agents to the full extent permitted by the DGCL.

ITEM 16.  EXHIBITS.

     See the Exhibit Index of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 19, 1998.

                                        IWERKS ENTERTAINMENT, INC.
                                        (Registrant)



                                        By:   /s/ Bruce Hinckley
                                             -----------------------
                                             Bruce C. Hinckley
                                             Chief Financial Officer



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Goldwater and Bruce C. Hinckley, or any one of them, his attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                     Title                         Date
     ---------                     -----                         ----
/s/Charles Goldwater President, Chief Executive Officer      March 19, 1998
-------------------  and Chairman of the Board (Principal
Charles Goldwater    Executive Officer and Director)

/s/Donald Iwerks     Vice Chairman and Director              March 19, 1998

-------------------
Donald W. Iwerks

/s/Bruce Hinckley    Executive Vice President, Chief         March 19, 1998
-------------------  Financial Officer and Secretary
Bruce C. Hinckley

-------------------  Director                                March __, 1998
Gary J. Matus

-------------------  Director                                March __, 1998
Dag Tellefsen

/s/Roy Wright        Director                                March 19, 1998
-------------------
Roy A. Wright

                                 EXHIBIT INDEX

No.     Item                                                        Page
---     ----                                                        ----
 5.1    Opinion of Troop Meisinger Steuber & Pasich, LLP

15.1    Letter from Ernst & Young LLP regarding Interim
        Financial Statements

23.1    Consent of Ernst & Young LLP

23.2    Consent of Troop Meisinger Steuber & Pasich, LLP
        (included as part of Exhibit 5.1)

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